Superior Offshore International, Inc.
900 S. College Road, Suite 301
Lafayette, Louisiana 70503
April 16, 2007
Via EDGAR and Facsimile
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Jason Wynn

Re:	Superior Offshore International, Inc.’s Registration Statement on
Form S-1 (SEC File No. 333-136567) (the “Registration Statement”)
Ladies and Gentlemen:
The undersigned, Superior Offshore International, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement will become effective 4:00 p.m., Eastern time, on Thursday, April 19, 2007, or as soon thereafter as practicable.
The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Superior Offshore International, Inc.
By:	/s/ R. Joshua Koch, Jr.
R. Joshua Koch, Jr.
Senior Vice President, General Counsel, Secretary

Global Markets & Investment Banking 4 World Financial Center — 5th Floor New York, New York 10080 212-449-6500 April 16, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SUPERIOR OFFSHORE INTERNATIONAL, INC. Common Stock Registration Statement No. 333-136567
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, we hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4 p.m. Eastern Daylight Time on April 19, 2007, or as soon thereafter as possible.
In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the provisions of SEC Release No. 33- 4968 of the Securities Act of 1933 and Rule 15c2-8 under the Securities Act of 1934. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.
In connection with the foregoing and pursuant to Rule 460, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated April 5, 2007.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	7,684
Dealers	25
Individuals & Corporations	1,326
MLPF&S Inc. Branch Offices	5,059

	14,115	Copies

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
J.P. MORGAN SECURITIES INC.
.	As Representatives

	BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

	By:	/s/ Richard A. Diaz
Richard A. Diaz
Authorized Signatory